Exhibit 99.1

Vipshop Holdings Limited Announces Proposed Offering of Convertible Senior Notes and Secondary
Offering of American Depositary Shares

GUANGZHOU, March 11, 2014—Vipshop Holdings Limited (NYSE: VIPS) (the “Company”), China’s leading online discount retailer for brands, announced today the commencement of (i) a registered underwritten public offering by the Company of its convertible senior notes due 2019 (the “Notes”) and (ii) a registered underwritten public offering by certain shareholders of the Company of American Depositary Shares, each representing two ordinary shares, par value $0.0001 per share, of the Company (the “ADSs”).

The Company proposes to offer US$400 million aggregate principal amount of the Notes, subject to market conditions. The Company intends to grant to the underwriters of the Notes offering a 30-day option to purchase up to an additional US$60 million aggregate principal amount of the Notes. The Notes will be convertible at any time prior to the close of business on the second business day immediately preceding the maturity date. Upon conversion, holders will receive ADSs. The interest rate, conversion rate and certain other terms of the Notes will be determined at the time of pricing of the Notes. The Company intends to use a portion of the proceeds of the Notes offering for repayment of existing indebtedness under certain of its facility agreements, which were incurred in connection with a recent acquisition, and the remainder for general corporate purposes.

Concurrently with the offering of the Notes, certain shareholders of the Company are offering an aggregate of 1,140,000 ADSs, representing 2,280,000 ordinary shares, par value $0.0001 per share, subject to market conditions.  The selling shareholders intend to grant to the underwriters a 30-day option to purchase up to an aggregate of 171,000 additional ADSs.  The Company will not receive any proceeds from the sale of the ADSs by the selling shareholders.

The offering of the Notes is not contingent on the closing of the concurrent secondary offering of the ADSs, and the concurrent secondary offering of the ADSs is not contingent on the closing of the offering of the Notes.

Goldman Sachs (Asia) L.L.C. and Deutsche Bank Securities are acting as joint book-running managers for the offerings and BofA Merrill Lynch and China Renaissance Securities (Hong Kong) Limited are acting as co-managers.

The ADSs and the Notes will be issued pursuant to an effective registration statement filed with the Securities and Exchange Commission (the “SEC”) on Form F-3 and available on the SEC’s website at www.sec.gov. A preliminary prospectus supplement and accompanying prospectus related to the ADS offering have been filed with the SEC and will be available on the SEC’s website at www.sec.gov. A preliminary prospectus supplement and accompanying prospectus related to the Notes offering have been filed with the SEC and will be available on the SEC’s website at www.sec.gov.

Copies of the preliminary prospectus supplements and the accompanying prospectus related to the ADS offering and the Notes offering may also be obtained from Goldman, Sachs & Co., 200 West Street, New York, NY 10282, Attention: Prospectus Department (telephone: 212-902-1171; facsimile: 212-902-9316; e-mail: prospectus-ny@ny.email.gs.com), and from Deutsche Bank Securities Inc., 60 Wall Street, New York, NY 10005-2836, Attention: Prospectus Group (telephone: 800-503-4611; email: prospectus.CPDG@db.com).

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase, nor shall there be any sale of, any of the Securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  The Securities have not been and will not be registered under the applicable securities laws of any jurisdiction outside of the United States of America.

About Vipshop Holdings Limited

Vipshop Holdings Limited (“Vipshop” or the “Company”) is China’s leading online discount retailer for brands. Vipshop offers high quality and popular branded products to consumers throughout China at a significant discount to retail prices. Since it was founded in August 2008, the Company has rapidly built a sizeable and growing base of customers and brand partners. For more information, please visit ir.vip.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements.  The Company may also make forward-looking statements in its periodic reports to the Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  All information provided in this press release is as of the date of the issuance, and the Company assumes no obligation to update the forward-looking statements in this press release and elsewhere except as required under applicable law.  Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements.  Forward-looking statements involve inherent risks and uncertainties.  A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies, our future business development, our results of operations and financial condition, the expected growth of the online discount retail market in China, our ability to attract customers and brand partners and further enhance our brand recognition, our expectations regarding demand for and market acceptance of flash sales products and services, competition in our industry, fluctuations in general economic and business conditions in China and our assumptions underlying or related to any of the foregoing.  Further information regarding these and other risks is included in the Company’s Form F-3 filing, the respective prospectus supplements offering our Notes and our ADSs as well as other filings with the Commission.

Investor Relations Contact

Vipshop Holdings Limited

Millicent Tu

Tel: +86 (20) 2233-0732

Email:IR@vipshop.com

ICR, Inc.

Jeremy Peruski

Tel: +1 (646) 405-4866

Email: IR@vipshop.com